Cybin Initiates At-The-Market Equity Program of up to US$100 Million

TORONTO, CANADA - December 30, 2025 - Cybin Inc. (NYSE American:CYBN) (Cboe Canada CA:CYBN) ("Cybin" or the "Company"), a clinical-stage breakthrough neuropsychiatry company committed to advancing mental healthcare by developing new and innovative next-generation treatment options, today announced that it has launched an at-the-market equity program (the "ATM Program") to allow Cybin to issue and sell up to US$100,000,000 of common shares in the capital of the Company (the "Shares") from treasury to the public, from time to time, through Cantor Fitzgerald and Co. and Cantor Fitzgerald Canada Corporation (together the "Agents").

All the Shares sold under the ATM Program will be sold in transactions that are deemed to be "at-the-market offerings" under Rule 415 of the U.S. Securities Act of 1933, as amended, and "at-the-market" distributions as defined in National Instrument 44-102 - Shelf Distributions, directly through Cboe Canada Inc. ("Cboe Canada"), a United States stock exchange or any other "marketplace" (as defined in National Instrument 21- 101 - Marketplace Operation) upon which the Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. Cybin intends to use the net proceeds from sales of the Shares under the ATM Program, if any, for growth opportunities and working capital initiatives.

Distributions of the Shares under the ATM Program, if any, will be made pursuant to the terms and conditions of an "at-the-market" equity distribution agreement (the "Distribution Agreement") dated December 30, 2025, entered into by and among the Company and the Agents. A copy of the Distribution Agreement can be found under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Unless earlier terminated in accordance with the terms of the Distribution Agreement, the ATM Program will be effective until the earlier of the issuance and sale of all of the Shares issuable pursuant to the ATM Program and October 17, 2027. The Company is not obligated to make any sales of Shares under the ATM Program and there can be no assurance as to when such sales will be completed, if ever. The volume and timing of distributions under the ATM Program, if any, will be determined in Cybin's sole discretion and in accordance with the Distribution Agreement. As any Shares distributed under the ATM Program will be issued and sold at the prevailing market price at the time of sale, prices may vary among purchasers through the duration of the ATM Program. The completion of sales of the Shares under the ATM Program will be subject to customary closing conditions, including the listing of such Shares on Cboe Canada and any United States stock exchange on which the Shares may be listed, and any required approvals of any such exchanges.

The ATM Program is being established, and the sale of the Shares through the ATM Program will be made pursuant to, and qualified by way of a prospectus supplement dated December 30, 2025 (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025  (the "Base Shelf Prospectus") filed with the securities commissions in each of the provinces and territories of Canada. The Base Shelf Prospectus allows Cybin to qualify offerings of Shares, warrants, subscription receipts, units or debt securities, or a combination thereof, up to an aggregate total of C$1,700,000,000 during the 25-month period, ending on October 17, 2027, that the Base Shelf Prospectus remains effective. The Prospectus Supplement will be filed with the United States Securities and Exchange Commission as a supplement to the Company's registration statement on Form F-10 (File No. 333-292294), which became effective on December 19, 2025, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Prospectus Supplement and accompanying Base Shelf Prospectus contain important detailed information about the ATM Program. The Prospectus Supplement and accompanying Base Shelf Prospectus can be found under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Copies of the Prospectus Supplement and accompanying Base Shelf Prospectus may also be obtained from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, Email: ecmcanada@cantor.com, Cantor Fitzgerald & Co., Attn: Capital Markets, 110 East 59th Street, 6th floor, New York, New York 10022, Email: prospectus@cantor.com. Prospective investors should read the Prospectus Supplement and accompanying Base Shelf Prospectus and the other documents the Company has filed before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor will there be any sale of the Shares, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Cybin

Cybin is a breakthrough Phase 3 clinical-stage neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements") and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "potential", "possible", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the sale of the Shares from time to time under the ATM Program; the Company's intended use of the net proceeds from sales of the Shares, if any, under the ATM Program; the receipt of applicable regulatory approvals, including the acceptance of Cboe Canada, the listing and posting of the Shares on the Nasdaq Global Market, and the Company's plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six months ended September 30, 2025, and the Company's annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's profile on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

Neither Cboe Canada, nor NYSE American have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:

Josh Barer

astr partners

Managing Director

(908) 578-6478

josh.barer@astrpartners.com

Media Contact:

George Tziras

Chief Business Officer

Cybin Inc.

1-866-292-4601
irteam@cybin.com - or - media@cybin.com